FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: June 1, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated June 1, 2009

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO PROVIDES UPDATE ON SHARE TRADING ACTIVITY

Toronto, Canada – June 1, 2009 - At the request of Market Surveillance on behalf of the Toronto Stock Exchange, Banro Corporation (“Banro” or the “Company”) (TSX - “BAA”; NYSE AMEX - “BAA”) is providing an update to investors on the recent trading activity in the Company’s shares. There have been no material changes to report to explain the recent volatility in the Company’s share price.

The Company is currently optimizing the results of its Feasibility Study of its wholly-owned Twangiza gold project using the results of further metallurgical testwork and updating materials and energy costs and other input parameters pertinent to the Feasibility Study. The Company is reviewing options for the financing of the development of the Twangiza project.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: +27 (0) 11 958 2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.